January 31, 2020

VIA EDGAR

David Manning

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Officer

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ranger Funds Investment Trust, File Nos. 333-175328, 811-22576

Dear Mr. Manning:

In a telephone conversation on January 17, 2020, you provided comments regarding the annual shareholder report for the period ended July 31, 2019 for the Ranger Funds Investment Trust (the "Registrant").  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. For all funds of the Registrant, please order risks in the order of importance rather than alphabetically.  Please refer to a speech presented to the Investment Company Institute by Dalia Blass in October 2018.  The Staff's position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund's strategy.  Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders an indication of which risks are of greater concern or salient to a fund.  Thus, pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each fund's principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.  See ADI 2019-08, "Improving Principal Risks Disclosure" at www.sec.gov.

Response:  The Registrant has given the Staff's position, as well as Ms. Blass' remarks and ADI 2019-08, thoughtful consideration.  The Registrant undertakes to evaluate a means of disclosing each fund's most relevant risks ahead of other risks in the combined prospectus.  Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff's position into consideration when preparing future filings and will seek to make such a re-ordering to the extent it can do so without potentially misleading shareholders.

Comment 2. Note 2. of the Registrant’s Annual Report generally refers to “the fund” throughout the section entitled “Short Sales of Investments;” however, only the RG Tactical Market Neutral Fund reported short sales on its Statement of Assets and Liabilities for the Annual Report. Please update the section entitled “Short Sales of Investments” to reflect RG Tactical Market Neutral Fund and not the funds, generally.

Response:  The Registrant undertakes to provide, in future filings, such update, if applicable.

Comment 3. With respect to Ranger Quest for Income & and Growth Fund only:

a.

Return of Capital is not presented as a line item in the Statement of Changes of Net Assets.  Please ensure Return of Capital is presented on future reports.

b.

Consider updating the Financial Highlights to present “Tax Return of Capital” as opposed to “Return of Capital,” as currently presented.

c.

Please confirm in your response whether the notice provisions of Rule 19a-1 under the 1940 Act have been met with respect to distributions (Form 1099 does not satisfy this requirement).

Response:

a.

The Registrant undertakes to provide, in future filings, such update.

b.

The Registrant respectfully declines to make this change because the current presentation of the Financial Highlights is consistent with U.S. Generally Accepted Accounting Principles.

c.

The Registrant confirms that such notice was sent to investors.

If you have any further questions or additional comments, please contact Ryan Wheeler at 513-352-6693.

Sincerely,

/s/ Ryan S. Wheeler

Ryan S. Wheeler